82-2442.

02 SEP 24 AM 9:14

FORM 51-901F

Quarterly Report

Incorporated as part of: **Schedule A**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC. (formerly Meteor Technologies Inc.)
ISSUER ADDRESS:	300 – 56 East 2nd Avenue Vancouver, B.C. V5T 1B1
ISSUER FAX NO.:	(604) 682-7785
ISSUER TELEPHONE NO.:	(604) 873-8724
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 873-8724
WEBSITE:	www.thoughtshare.com
E-MAIL:	info@thoughtshare.com
FOR:	1st quarter ended June 30, 2002
DATE OF REPORT:	August 16, 2002

SUPPL

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**02/08/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**02/08/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

dlw 9/24

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEET
June 30, 2002

(Unaudited – prepared by management)
(With comparative audited consolidated figures for March 31, 2002)

		June 30, 2002		March 31, 2002
ASSETS				
Current				
Cash	$	57,618		534,162
Accounts receivable		16,705		18,802
Prepaid expenses/deposits		29,892		29,892
		104,215		582,856
Deferred development costs (see Note 1)		2,462,689		2,686,570
Capital assets		297,168		322,758
	$	2,864,072	$	3,592,184
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	146,372		184,896
Demand loan (see Note 3)		---		195,000
		146,372		379,896
Repayable contribution (see Note 2)		---		130,000
		146,372		509,896
SHAREHOLDERS' EQUITY				
Share Capital		12,713,465		12,317,780
Share subscription received		---		230,555
Retained earnings		(9,995,765)		(9,466,047)
	$	2,864,072	$	3,592,184

Approved on behalf of the Board of Directors

"Fred Fabro" — Director

"Blaine Bailey" — Director

THOUGHTSHARE COMMUNICATIONS INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Three months ended June 30, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended June 30, 2001)

	2002	2001
Revenue	5,185	---
Expenses		
Advertising and promotion	$ 40	69,784
Amortization	25,590	135,951
Audit and accounting	---	7,000
Bank charges and interest	3,963	1,313
Consulting fees	41,085	27,164
Communications	4,456	5,800
Courier and postage	230	2,553
Insurance	3,690	4,704
Investor Relations	---	15,000
Legal fees	976	21,293
Management fees	---	48,000
Other	2,596	8,560
Office supplies	6,062	4,971
Occupancy cost	39,737	50,689
Operating cost	223,881	42,216
Printing and stationery	714	1,748
Recruitment	---	9,000
Salaries and benefits	148,031	377,985
Shareholder communication	---	2,684
Sponsorship	---	500
Trade shows and conferences	---	64,026
Transfer agent and filing fees	---	11,417
Travel, meals and entertainment	3,852	30,697
Loan bonus fee	30,000	---
	(534,903)	(943,055)
Other items		
Interest income	---	26,423
Loss before non-controlling interest	---	(916,632)
Non-controlling interest	---	363,680
Net loss for the period	(529,718)	(552,952)
Deficit, beginning of period	(9,466,047)	(5,877,203)
Deficit, end of period	$ (9,995,765)	$ (6,430,155)

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Three months ended June 30, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended June 30, 2001)

	2002	2001
Operating activities		
Net loss for the period	$ (529,718)	$ (552,952)
Amortization	249,471	135,951
Minority Interest	---	(363,680)
Changes in non-cash working capital items:		
Accounts receivable	2,097	49,905
Prepaid expenses	---	(22,465)
Accounts payable and accrued liabilities	(38,524)	(103,093)
	(316,674)	(856,334)
Financing activities		
Subscriptions received	(230,555)	---
Issue of share capital	395,685	---
Repayable contribution	(130,000)	---
Loan	(195,000)	---
	(159,870)	--
Investing activities		
Deferred development	---	(350,230)
Capital assets	---	(23,723)
	---	(373,953)
Cash changes	(476,544)	(1,230,287)
Cash, beginning of period	534,162	2,700,408
Cash, end of period	$ 57,618	$ 1,470,121

1. **Deferred development costs**

Development costs (other than capital expenditures) relating to the development of Internet software products are expensed as incurred unless they meet generally accepted accounting principles for deferral and amortization. Deferred development costs are recorded at cost and are amortized upon commencement of commercial sales on a straight-line basis over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs are reduced by related government assistance and grants.

	June 30, 2002	March 31, 2002
Balance, beginning of year	$2,686,570	$ 1,988,880
Technical consulting fees	---	139,804
Salaries and benefits	---	794,299
Less: government grants		---
SRED	---	(236,413)
Deferred development amortization	(223,881)	---
Balance, end of period	$2,462,689	$ 2,686,570

2. **Repayable Contribution**

Pursuant to a Product Development Fund agreement dated July 15, 1999, ThoughtShare agreed to perform certain research and development work and the British Columbia Advanced Systems Institute ("ASI") agreed to advance loan funding for the work totalling $200,000, upon confirmation of expenditures from ThoughtShare under the terms and conditions set in the agreement.

During the period, the Company settled the repayable contribution of $60,000 and an additional $30,000 owing upon conversion of the debt, plus a loan bonus fee of $70,000, by issuing the following common shares to ASI:

a) 529,412 common shares of the Company for settlement of $90,000 in accordance with the terms of the agreement; and

b) 411,764 common shares of the Company for settlement of the loan bonus fee amount of $70,000.

3. **Demand Loan**

The demand promissory note of $195,000 was due to a company with common directors on or before April 30, 2002 with interest accrued at 8% annually, compounded monthly and accrued, and secured by the assets of the Company under a general security agreement.

During the period, the loan was repaid with interest of $3,590.

FORM 51-901F

Quarterly Report

Incorporated as part of: Schedules B&C

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC. (formerly METEOR TECHNOLOGIES INC.)
ISSUER ADDRESS:	300 – 56 East 2nd Avenue Vancouver, B.C. V5T 1B1
ISSUER FAX NO.:	(604) 682-7785
ISSUER TELEPHONE NO.:	(604) 873-8724
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 873-8724
WEBSITE:	www.thoughtshare.com
E-MAIL:	info@thoughtshare.com
FOR:	1st quarter ended June 30, 2002
DATE OF REPORT:	August 16, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**2002/08/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**2002/08/26**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

Schedule B
ThoughtShare Communications Inc.
June 30, 2002

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See accompanying financial statements.

2. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

a) Paid or accrued $5,400 in consulting fees to an officer of the Company.

b) Paid or accrued $30,000 in salaries to two directors of the Company.

3A. SECURITIES ISSUED DURING THE QUARTER ENDED JUNE 30, 2002:

Date	Security	Type of Issue	No. of Shares	Price Per Share	Total Proceeds	Type of Consider-ation	Commission
Apr. 3/02	Common shares	Acquisition	941,176	$0.17	$160,000 (deemed)	Property	Nil
Apr. 4/02	Common shares	Exercise of options	3,700	$0.15	$555.00	Cash	Nil
Apr. 22/02	Units	Private Placement	1,352,941	$0.17	$230,000	Cash	Nil
Jun. 12/02	Common shares	Exercise of options	34,200	$0.15	$5,130	Cash	Nil

3B. OPTIONS GRANTED DURING THE QUARTER ENDED JUNE 30, 2002:

Date of Grant	Number of Shares	Exercise Price	Expiry Date
NIL			

4A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002:

Authorized: Unlimited no par value common shares
Issued: 58,675,760 shares without par value

4B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2002:

Type	No. of Shares	Price per Share	Expiry Date
Options	55,000	$0.25	July 23, 2002
Options	1,000,000	$0.25	Sept. 9, 2004
Options	770,190	$0.15	Dec. 31, 2002
Options	4,722,298	$0.15	Apr. 2002-Nov. 2006
Options	18,500	$0.27	Jan. 2, 2003
Options	280,279	$0.15	Jan. 14, 2007
Warrants	140,000	$0.25	Sept. 9, 2002
Warrants	130,000	$0.25	Sept. 13, 2002
Warrants	1,022,500	$1.80	Aug. 29, 2002
Warrants	676,470	$0.30	Oct. 22, 2002
Warrants	473,960	$0.30	Aug. 15, 2002

4C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002:

12,182,847

5. LIST OF DIRECTORS & OFFICERS:

Fred Fabro	President & Director
James Miller	Director, Chairman
Blaine Bailey	Director, CFO
Steven Forth	Director
Dave Gadhia	Director
Eric Gerritsen	Director
Marilyn Wong	Corporate Secretary

Schedule C
ThoughtShare Communications Inc.

MANAGEMENT DISCUSSION
For the Period Ended June 30, 2002

Description of Business

ThoughtShare Communications Inc. ("ThoughtShare" or the "Company") is a provider of software technologies that help people and organizations build, package and retain knowledge. ThoughtShare's primary product offering, Thoughtscape, is a tool targeting high-growth markets whose core business is centered on information and knowledge. Using Thoughtscape, knowledge can be built for specific purposes, and then quickly and easily integrated into workflows and business processes, in order to innovate, adapt, deliver on strategic objectives and achieve results.

ThoughtShare is a Vancouver-based public company that trades on the TSX Venture Exchange (the "Exchange") under the symbol THO.

Acquisition

On May 31, 2002, the Company entered into a letter of intent with eMedia IT Solutions Inc. ("eMedia") to acquire eMedia's Biobase technology and its business. In consideration of the acquisition, the Company agreed to the following:

i) to issue 5,864,156 common shares of the Company on the closing of a formal agreement, less 500,000 employee shares to be withheld and subsequently released under the terms of a pooling agreement for the purpose of employee retention; and

ii) to issue an additional 2,932,078 common shares of the Company based on revenue milestones which is subject to revenue in the amount of $200,000 generated by current and new BioBase software sales within 6 months of a formal agreement.

All securities issued will be subject to an escrow period of 18 months from closing of the transaction. 25% of the securities will be issued on closing of the transaction and a further 25% every six months thereafter. The transaction is subject to finalization of a formal agreement and regulatory approvals.

Operations and Financial Condition

Consulting fees of $41,085 consisted of $5,400 paid to an officer of the Company; $3,600 paid for corporate communication fees; $9,500 paid for corporate development fees; $10,160 paid for technical consulting; and $5,025 for other.

Legal fees of $976 were paid in respect of corporate matters.

Operating costs of $223,881 consisted of amortization of deferred development costs.

Occupancy costs of $39,737 were paid, consisting of building lease, parking, utilities and maintenance expenses.

Salaries and benefits of $148,031 were paid, consisting of $136,105 for salaries and $11,926 for benefits to employees in administration, product marketing and marketing. $30,000 of this total was paid to two directors of the Company.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

Liquidity

Working capital as at June 30, 2002 was ($42,157) and the consolidated loss to June 30, 2002 was $592,718. The Company will need to raise additional funds to continue to conduct its marketing and sales programs. The Company is actively reviewing its financing options and intends to seek additional financing. Sources may include public or private financing, arrangements with corporate partners and from other sources. There can be no assurance that such funds will be available on favourable terms, or at all.

82-2442

INFO TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

02 SEP 24 AM 9:11

THOUGHTSHARE COMMUNICATIONS INC. ("THO")
BULLETIN TYPE: Halt
BULLETIN DATE: September 9, 2002
Tier 1 Company

Effective at 10:19 a.m. PST, September 9, 2002, trading in the shares of the Company was halted at the request of the Company, pending an announcement.

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

02 SEP 24 AM 9:14

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Financial Condition Requires Reduced Operations

Vancouver, BC (September 10, 2002) – The Company advises that it has had to suspend substantially all of its operating business activities due to financial conditions. The Company has been unable to exploit sales and licencing opportunities as it has been unsuccessful in raising the required funding to execute on its business plan. ThoughtShare is no longer able to retain the necessary employees and contractors to continue sales & marketing, and research & development activities. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources Thoughtshare will continue to seek financing and take steps to protect its intellectual property and to pursue the sale of or licencing opportunities for its intellectual property on terms favourable to the Company.

As the Company did not meet its funding minimum, the private placement of 2,500,000 units announced on June 25, 2002 has been cancelled. However, the subscribers to the cancelled private placement have agreed, subject to regulatory approval, to treat the $140,000 funds they have advanced as a loan to the Company secured by convertible debentures. The convertible debentures will have a two year term, bear interest at the rate of 8% per annum, and will be convertible into common shares of the Company at the minimum price permitted by TSX Venture policies. Attached to each debenture is a share purchase warrant exercisable to acquire an additional common share at the same price for a term of two years. Insiders of the Company have provided 43% of the loan with the balance to be provided by business associates.

Messrs. Eric Gerritsen, Dave Gadhia and James Miller have resigned from the Company's Board of Directors. Messrs. Fred Fabro, Blaine Bailey and Steven Forth were re-elected to the Company's Board of Directors at today's Annual General Meeting. The Company will announce its intentions regarding the reorganization when it has been determined.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

02 SEP 24 AM 9:11

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

September 10, 2002

3. **Press Release**

Issued on September 10, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has had to suspend substantially all of its operating business activities due to financial conditions.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Blaine Bailey
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1
tel. (604) 873-8724

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 11th day of September, 2002.

THOUGHTSHARE COMMUNCATIONS INC.
per:

"Blaine Bailey"

Blaine Bailey, Director

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Financial Condition Requires Reduced Operations

Vancouver, BC (September 10, 2002) – The Company advises that it has had to suspend substantially all of its operating business activities due to financial conditions. The Company has been unable to exploit sales and licencing opportunities as it has been unsuccessful in raising the required funding to execute on its business plan. ThoughtShare is no longer able to retain the necessary employees and contractors to continue sales & marketing, and research & development activities. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources Thoughtshare will continue to seek financing and take steps to protect its intellectual property and to pursue the sale of or licencing opportunities for its intellectual property on terms favourable to the Company.

As the Company did not meet its funding minimum, the private placement of 2,500,000 units announced on June 25, 2002 has been cancelled. However, the subscribers to the cancelled private placement have agreed, subject to regulatory approval, to treat the $140,000 funds they have advanced as a loan to the Company secured by convertible debentures. The convertible debentures will have a two year term, bear interest at the rate of 8% per annum, and will be convertible into common shares of the Company at the minimum price permitted by TSX Venture policies. Attached to each debenture is a share purchase warrant exercisable to acquire an additional common share at the same price for a term of two years. Insiders of the Company have provided 43% of the loan with the balance to be provided by business associates.

Messrs. Eric Gerritsen, Dave Gadhia and James Miller have resigned from the Company's Board of Directors. Messrs. Fred Fabro, Blaine Bailey and Steven Forth were re-elected to the Company's Board of Directors at today's Annual General Meeting. The Company will announce its intentions regarding the reorganization when it has been determined.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.